EXHIBIT 99.3

GUARDIAN 8 HOLDINGS
CODE OF BUSINESS CONDUCT AND ETHICS

1.   Scope. This Code of Business Conduct and Ethics applies to all Guardian 8 Holdings directors, officers and employees, as well as to directors, officers and employees of each subsidiary of Guardian 8 Holdings Such directors, officers and employees are referred to herein collectively as the “Covered Parties.” Guardian 8 Holdings and its subsidiaries are referred to herein collectively as “Guardian 8.”

2.   Purpose. Guardian 8 is proud of the values with which it conducts business. It has and will continue to uphold high levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Business Conduct and Ethics serves to (1) emphasize Guardian 8’s commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing.

Given the variety and complexity of ethical questions that may arise in Guardian 8’s course of business, this Code of Business Conduct and Ethics serves only as a rough guide. Confronted with ethically ambiguous situations, the Covered Parties should remember Guardian 8’s commitment to high ethical standards and seek advice from supervisors, managers or other appropriate personnel to ensure that all actions they take on behalf of Guardian 8 honor this commitment.

3. Ethical Standards. Purpose.

A.
Conflicts of Interest. A conflict of interest exists when a person’s private interest interferes in any way with the interests of Guardian 8. A conflict can arise when a Covered Party takes actions or has interests that may make it difficult to perform his or her work for Guardian 8 objectively and effectively. Conflicts of interest may also arise when a Covered Party, or members of his or her family, receive improper personal benefits as a result of his or her position at Guardian 8. Loans to, or guarantees of obligations of, Covered Parties and their family members may create conflicts of interest. It is almost always a conflict of interest for a Covered Party to work simultaneously for a competitor, customer or supplier.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or manager or, if circumstances warrant, the chief financial officer or chief executive officer of Guardian 8. Any Covered Party who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 5 of this Code.

All directors and executive officers of Guardian 8 and the chief executive officers and chief financial officers of Guardian 8’s subsidiaries shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chairman of Guardian 8’s Board of Directors. No action may be taken with respect to such transaction or party unless and until such action has been approved by the Board of Directors.

B.
Corporate Opportunities. Covered Parties are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors of Guardian 8. No Covered Party may use corporate property, information or position for improper personal gain, and no employee may compete with Guardian 8 directly or indirectly. Covered Parties owe a duty to Guardian 8 to advance its legitimate interests whenever possible.

C.
Fair Dealing. Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition, by treating ethically competitors, suppliers, customers, and colleagues. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered or accepted by a Covered Party or any family member of a Covered Party unless it (1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be construed as a bribe or payoff and (4) does not violate any laws or regulations. The offer or acceptance of cash gifts by any Covered Party is prohibited. Covered Parties should discuss with their supervisors, managers or other appropriate personnel any gifts or proposed gifts which they think may be inappropriate.

D.
Insider Trading. Covered Parties who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Guardian 8’s business. All non-public information about Guardian 8 should be considered confidential information. It is always illegal to trade in Guardian 8 Holdings securities while in possession of material, non-public information, and it is also illegal to communicate or “tip” such information to others.

E.
Confidentiality. Covered Parties must maintain the confidentiality of confidential information entrusted to them, except when disclosure is authorized by an appropriate executive officer of Guardian 8 or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to Guardian 8 or its customers if disclosed. It also includes information that suppliers and customers have entrusted to Guardian 8. The obligation to preserve confidential information continues even after employment ends.

F.
Protection and Proper Use of Company Assets. All Covered Parties should endeavor to protect Guardian 8’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Guardian 8’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Guardian 8’s equipment should not be used for non-Company business, though incidental personal use is permitted.

The obligation of Covered Parties to protect Guardian 8’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, drilling logs, production data, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

G.
Compliance with Laws, Rules and Regulations. Obeying the law, both in letter and in spirit, is the foundation on which Guardian 8’s ethical standards are built. In conducting the business of Guardian 8, the Covered Parties shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S, jurisdiction in which Guardian 8 does business. Although not all Covered Parties are expected to know the details of these laws, it is important to know enough about the applicable local, state and national laws to determine when to seek advice from supervisors, managers or other appropriate personnel.

H.
Timely and Truthful Public Disclosure. In reports and documents filed with or submitted to the Securities and Exchange Commission and other regulators by Guardian 8, and in other public communications made by Guardian 8, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Covered Parties shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading Guardian 8’s independent public auditors or investors.

I.
Significant Accounting Deficiencies. The CEO and chief financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect Guardian 8’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Guardian 8’s financial reporting, disclosures or internal control over financial reporting.

4.	Waivers. Any waiver of this Code for executive officers or directors may be made only by Guardian 8’s Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

5.      Violations of Ethical Standards.

A.
Reporting Known or Suspected Violations. Guardian 8’s directors, CEO and chief financial officer shall promptly report any known or suspected violations of this Code to the Chairman of Guardian 8’s Board of Directors. All other Covered Parties should talk to supervisors, managers or other appropriate personnel about known or suspected illegal or unethical behavior. These Covered Parties may also report questionable behavior in the same manner as they may report complaints regarding accounting, internal accounting controls or auditing matters by notifying (anonymously, if desired) Guardian 8’s board of directors. No retaliatory action of any kind will be permitted against anyone making such a report in good faith, and Guardian 8’s Board of Directors will strictly enforce this prohibition.

B.
Accountability for Violations. If Guardian 8’s Board of Directors or its designee determines that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Party may be disciplined for non-compliance with penalties up to and including removal from office or dismissal. Such penalties may include written notices to the individual involved that a violation has been determined, censure by the Governance Committee, demotion or re-assignment of the individual involved and suspension with or without pay or benefits. Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Party and Guardian 8. All Covered Parties are expected to cooperate in internal investigations of misconduct.

6.
Compliance Procedures. We must all work together to ensure prompt and consistent action against violations of this Code. In some situations, however, it is difficult to know if a violation has occurred. Because we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

Make sure you have all the facts. In order to reach the right solutions, we must be as informed as possible.

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? Use your judgment and common sense. If something seems unethical or improper, it probably is.

Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the questions, and he or she will appreciate being consulted as part of the decision-making process.

You may report ethical violations in confidence without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the maximum extent consistent with Guardian 8’s legal obligations. Guardian 8 in all circumstances prohibits retaliation of any kind against those who report ethical violations in good faith.

Ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.